Phunware, Inc.

7800 Shoal Creek Boulevard #230 South

Austin, TX 78757

May 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim, Staff Attorney

Re:	Phunware, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 8, 2019 File No. 333-229524

Dear Mr. Kim:

This letter is submitted on behalf of Phunware, Inc. (the “Company”, “we”, “us” or “our”) in response to comments from the staff of the Division of Corporation Finance, Office of Information Technologies and Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 12, 2019 (the “Comment Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1, File No. 333-229524 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in bold font type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. We have today filed with the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”), reflecting the responses to the Staff’s comments.

Prospectus Summary, PhunCoin, page 1

1.	You reference that you are “currently targeting launching the review (beta) period on a nonproduction digital asset (not an actual security token) in the first half of 2019.” Please clarify what you mean by non-production digital asset and an actual security token and how they relate to the PhunCoin that would be issued to PhunCoin Rights holders.

Response: The Company has revised the “Prospectus Summary” section of the Registration Statement on page 2 to address the Staff’s comment.

2.	You anticipate that PhunCoin Rights holders will be issued PhunCoin within one year after the PhunCoin Rights were acquired, but the PhunCoin will have no usefulness and you will not create or facilitate the creation of a secondary market for PhunCoin until the PhunCoin Ecosystem is operational. Please clarify the timing of the initial issuances of PhunCoin, as they may be issued as early as June 2019, while the PhunCoin Ecosystem will still be in its beta stage. Clarify whether the PhunCoin issued under these PhunCoin rights agreements will differ or be distinct from the PhunCoin that will be issued after the PhunCoin Ecosystem has been established and how the utility functions of the PhunCoin issued prior to the PhunCoin Ecosystem will accrue to these older digital assets.

Response: The Company has revised the “Prospectus Summary” section of the Registration Statement on page 1 to address the Staff’s comment.

3.	While you indicate the specific launch date for the PhunCoin Ecosystem is difficult to determine at this time, you indicate a review (beta) period on a non-production digital asset is targeted to occur in the first half of 2019. Please provide more information as to what additional steps must be performed after the review/beta period has occurred and clarify the timeline of these steps. As part of your response, clarify whether you are nearing the end of your initial development cycle and launch of PhunCoin Ecosystem and whether you intend to issue PhunCoin to a broader set of investors and users as early as June 2019 or shortly thereafter.

Response: The Company has revised the “Prospectus Summary” section of the Registration Statement on page 2 to address the Staff’s comment. We respectfully advise the Staff that the timing of the launch of the PhunCoin Ecosystem is difficult to determine given various factors, many of which are outside of our control, and we do not have more specific timing to provide beyond the disclosure noted.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Eric Hsu, Esq. at ehsu@wsgr.com or by telephone at 650-849-3305.

Very truly yours,

/s/ Alan S. Knitowski

cc:	Barbara Jacobs, Assistant Director Alan S. Knitowski, CEO
Scott Murano, Wilson Sonsini Goodrich & Rosati Eric Hsu, Wilson Sonsini Goodrich & Rosati Mitzi Chang, Goodwin Procter Mark Schonberger, Goodwin Procter